

Our Ref: CSA/PAC1/24

10th March 2006

BY DHL





Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose the following documents:

(a) Announcement Form.

(b) Press Release.

(c) Text of the highlights announcement which will be advertised as follows:

Financial Times	10/03/2006
The Oriental Daily	10/03/2006

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

DF/RK/ph
Encl.
c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY-NY)

P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2005.doc

Swire Pacific Limited
35/F Two Pacific Place 88 Queensway Hong Kong Fax (852) 2845 5445 www.swirepacific.com

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:

1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Swire Pacific Limited (Name of Company/Representative Company) — No. of pages: Three

David Fu (Responsible Official) — 2840 8862 (Contact Telephone Number) — 9th March 2006 Date

Name of listed company: Swire Pacific Limited — Stock code: 19 & 87

Year end date : 31 / 12 / 2005

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?

☑ Yes ☐ No

To be published in the newspapers

☐ Summarised results announcement ☐ Full results announcement ☑ Adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*

☐ Qualified ☐ Modified ☑ Unqualified ☐ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☐ Audit committee ☐ Auditors ☐ Neither of the above

		(Audited / ~~Unaudited~~*) Current Period from 01/01/2005 to 31/12/2005	(Audited / ~~Unaudited~~*) Last Corresponding Period from 01/01/2004 to 31/12/2004 (restated) *(see note attached)*
		(HK$ million)	(HK$ million)
Turnover *(Note I)*	:	18,937	18,324
Profit/(Loss) from Operations *(Note II)*	:	19,842	20,981
Finance cost	:	(582)	(966)
Share of Profit / (Loss) of Associates	:	2,306	2,793
Share of Profit / (Loss) of Jointly Controlled Entities	:	756	995
Profit / (Loss) after Taxation & MI	:	18,757	18,818
% Change over Last Period	:	(0.32) %	

*** Please delete as appropriate.**

.../2

Note:

In 2005, Swire Pacific adopted the new/revised standards and interpretations of Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards which took effect on 1st January 2005. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.



Media Information

Swire Pacific Limited

(Incorporated in Hong Kong with limited liability)
(Stock codes: 00019 and 00087)

2005 Final Results

	Note	2005 HK$M	2004 HK$M	Change %
Turnover		18,937	18,324	+ 3.3
Operating profit		19,842	20,981	- 5.4
Profit attributable to the Company's shareholders		18,757	18,818	- 0.3
Cash generated from operations		5,030	6,064	-17.1
Net cash inflow before financing		6,693	4,722	+ 41.7
Total equity (including minority interests)		100,772	84,568	+ 19.2
Consolidated net borrowings		5,448	8,262	- 34.1
		HK$	**HK$**	
Earnings per share	1			
'A' shares		12.25	12.29)	- 0.3
'B' shares		2.45	2.46)	
		HK$	**HK$**	
Dividends per share				
'A' shares		2.060	2.000)	+ 3.0
'B' shares		0.412	0.400)	
		HK$	**HK$**	
Equity attributable to the Company's shareholders per share				
'A' shares		61.95	51.35)	+ 20.6
'B' shares		12.39	10.27)	

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to the Company's shareholders by the weighted average number of shares in issue during each year.
2. These financial highlights have reflected the impact of the adoption of the new Hong Kong Financial Reporting Standards since 1st January 2005. Comparatives have been restated.

Underlying Profits (Note 1)	2005 HK$M	2004 HK$M	Change %
Underlying operating profit	**7,464**	5,157	+44.7
Underlying profit attributable to the Company's shareholders	**8,742**	6,538	+33.7
	HK$	HK$	
Underlying earnings per share ('A' shares)	**5.71**	4.27	+33.7
	HK$	HK$	
Underlying equity attributable to the Company's shareholders per share ('A' shares)	**68.77**	56.84	+21.0

Note:

1. Underlying profit represents profit per accounts excluding the effect of the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property" and HKAS-Interpretation 21 "Income taxes – recovery of revalued non-depreciable assets".

Group Public Affairs
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8098 Fax (852) 2526 9365

Consolidated Profit and Loss Account
for the year ended 31st December 2005

	Note	2005 HK$M	2004 HK$M (restated)
Turnover	3	18,937	18,324
Cost of sales		(10,755)	(10,458)
Gross profit		8,182	7,866
Other income		3,264	654
Distribution costs		(2,250)	(2,035)
Administrative expenses		(1,019)	(981)
Other operating expenses		(222)	(253)
Change in fair value of investment properties		11,887	15,730
Operating profit	4	19,842	20,981
Finance charges		(645)	(999)
Finance income		63	33
Net finance charges	5	(582)	(966)
Share of profits less losses of jointly controlled companies		756	995
Share of profits less losses of associated companies		2,306	2,793
Profit before taxation		22,322	23,803
Taxation	6	2,688	3,481
Profit for the year		19,634	20,322
Attributable to:			
The Company's shareholders		18,757	18,818
Minority interests		877	1,504
		19,634	20,322
Dividends			
Interim - paid		919	888
Final - proposed		2,235	2,174
	7	3,154	3,062
		HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	8		
'A' shares		12.25	12.29
'B' shares		2.45	2.46

Consolidated Balance Sheet
at 31st December 2005

	Note	2005 HK$M	2004 HK$M (restated)
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		6,975	6,225
Investment properties		86,606	74,905
Leasehold land and land use rights		822	585
Intangible assets		44	23
Jointly controlled companies		3,869	4,086
Associated companies		19,281	18,441
Available-for-sale investments		470	299
Long-term receivables		12	14
Derivative financial instruments		31	-
Deferred expenditure		58	28
Deferred tax assets		192	15
Retirement benefit assets		201	163
		118,561	104,784
Current assets			
Properties for sale	9	529	874
Stocks and work in progress		1,334	1,236
Trade and other receivables	10	2,325	2,059
Derivative financial instruments		18	-
Short-term deposits and bank balances		1,891	1,500
		6,097	5,669
Current liabilities			
Trade and other payables	11	4,549	4,505
Provisions		35	2,278
Taxation		454	223
Derivative financial instruments		70	-
Bank overdrafts and short-term loans - unsecured		889	2,635
Long-term loans and bonds due within one year		500	11
		6,497	9,652
Net current liabilities		(400)	(3,983)
Total assets less current liabilities		118,161	100,801
Non-current liabilities			
Perpetual capital securities		4,633	4,627
Long-term loans and bonds		1,426	2,582
Derivative financial instruments		26	-
Deferred tax liabilities		11,127	8,840
Deferred income		32	52
Retirement benefit liabilities		145	132
		17,389	16,233
NET ASSETS		100,772	84,568
EQUITY			
Share capital	12	919	919
Reserves		93,924	77,706
Equity attributable to the Company's shareholders		94,843	78,625
Minority interests		5,929	5,943
TOTAL EQUITY		100,772	84,568

Notes:

1. Change in accounting standards

In 2005, the group adopted the new / revised standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs"), which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

The effects of the change in accounting standards on the group accounts are summarised below:

(i) Profit and loss account

Year ended 31st December 2005	HKAS 40 HK$M	HKAS-Int 21 HK$M	HKAS 17 HK$M	HKAS 32 HK$M	HKAS 39 HK$M	HKFRS 3 and HKAS 38 HK$M	HKAS 28 HK$M	HKAS 1 HK$M	Total HK$M
Increase in income	850				42				892
Increase in cost of sales	(352)								(352)
(Increase) / decrease in expenses	(7)				37				30
Changes in fair value of investment properties	11,887								11,887
Increase / (decrease) in share of profits less losses of jointly controlled companies	100	(5)						(135)	(40)
Increase / (decrease) in share of profits less losses of associated companies	23	(4)			92			(393)	(282)
(Increase) / decrease in taxation		(2,128)			(1)			528	(1,601)
(Increase) / decrease in profit attributable to minority interests	(431)	82							(349)
Increase / (decrease) in profit attributable to the Company's shareholders	12,070	(2,055)	-	-	170	-	-	-	10,185
Earnings per share (basic and diluted) HK$	7.88	(1.34)	-	-	0.11	-	-	-	6.65

Year ended 31st December 2004	HKAS 40 HK$M	HKAS-Int 21 HK$M	HKAS 17 HK$M	HKAS 32 HK$M	HKAS 39 HK$M	HKFRS 3 and HKAS 38 HK$M	HKAS 28 HK$M	HKAS 1 HK$M	Total HK$M
Increase / (decrease) in income	500			(6)					494
Increase in cost of sales	(408)								(408)
Decrease in expenses	2								2
Changes in fair value of investment properties	15,730								15,730
Increase / (decrease) in share of profits less losses of jointly controlled companies	89							(149)	(60)
Decrease in share of profits less losses of associated companies	(36)	6						(389)	(419)
(Increase) / decrease in taxation		(2,785)						538	(2,247)
(Increase) / decrease in profit attributable to minority interests	(994)	176							(818)
Increase / (decrease) in profit attributable to the Company's shareholders	14,883	(2,603)	-	(6)	-	-	-	-	12,274
Earnings per share (basic and diluted) HK$	9.72	(1.70)	-	-	-	-	-	-	8.02

(ii) Balance Sheet

As at 31st December 2005	HKAS 40 HK$M	HKAS-Int 21 HK$M	HKAS 17 HK$M	HKAS 32 HK$M	HKAS 39 HK$M	HKFRS 3 and HKAS 38 HK$M	HKAS 28 HK$M	HKAS 1 HK$M	Total HK$M
Increase / (decrease) in property, plant and equipment	40		(340)			(26)			(326)
Decrease in investment properties	(1,106)								(1,106)
Increase in leasehold land and land use rights	482		340						822
Increase in intangible assets						26			26
Decrease in deferred expenditure				(27)					(27)
Increase in jointly controlled companies		-			5				5
Increase / (decrease) in associated companies	(446)	(41)			47		46		(394)
Increase in net derivative financial instrument liabilities					(47)				(47)
Increase in trade and other receivables					24				24
Increase in trade and other payables				(116)					(116)
Increase in perpetual capital securities				(21)					(21)
Decrease in borrowings				27	23				50
Decrease in deferred tax liabilities		(9,953)			(4)				(9,957)
Increase / (decrease) in net assets	(1,030)	(9,994)	-	(137)	48	-	46	-	(11,067)
Increase / (decrease) in opening revenue reserve	33,682	(7,397)	-	(21)	(126)	-	46	-	26,184
Increase / (decrease) in profit attributable to the Company's shareholders	12,070	(2,055)			171				10,186
Increase / (decrease) in ending revenue reserve	45,752	(9,452)	-	(21)	45	-	46	-	36,370
Decrease in property valuation reserve	(46,757)								(46,757)
Increase in cash flow hedge reserve					3				3
Decrease in minority interests	(25)	(542)		(116)					(683)
	(1,030)	(9,994)	-	(137)	48	-	46	-	(11,067)

As at 31st December 2004	HKAS 40 HK$M	HKAS-Int 21 HK$M	HKAS 17 HK$M	HKAS 32 HK$M	HKAS 39 HK$M	HKFRS 3 and HKAS 38 HK$M	HKAS 28 HK$M	HKAS 1 HK$M	Total HK$M
Increase / (decrease) in property, plant and equipment	7		(103)			(23)			(119)
Decrease in investment properties	(1,060)								(1,060)
Increase in leasehold land and land use rights	482		103						585
Increase in intangible assets						23			23
Decrease in deferred expenditure				(48)					(48)
Increase in jointly controlled companies									-
Increase / (decrease) in associated companies	(452)	(32)					46		(438)
Increase in trade and other payables				(116)					(116)
Increase in perpetual capital securities				(21)					(21)
Decrease in borrowings				48					48
Increase in deferred tax liabilities		(7,825)							(7,825)
Increase / (decrease) in net assets	(1,023)	(7,857)	-	(137)	-	-	46	-	(8,971)
Increase / (decrease) in opening revenue reserve	18,799	(4,794)		(15)			46		14,036
Increase / (decrease) in profit attributable to the Company's shareholders	14,883	(2,603)		(6)					12,274
Increase / (decrease) in ending revenue reserve	33,682	(7,397)	-	(21)	-	-	46	-	26,310
Decrease in property valuation reserve	(34,680)								(34,680)
Decrease in minority interests	(25)	(460)		(116)					(601)
	(1,023)	(7,857)	-	(137)	-	-	46	-	(8,971)

2. Segment Information

(a) Primary reporting format - business segments by division:

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
Year ended 31st December 2005	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to share-holders HK$M
Property								
Property investment	4,382	3,064	(518)	29	13	2,588	2,322	1,989
Property trading	1,339	514		(46)		468	319	262
Interest on land premium			(158)			(158)	(130)	(130)
Sales of investment properties	509	93				93	154	154
Hotels				9	95	104	104	104
Valuation gains on investment properties from								
- change in fair value		11,881		95	19	11,995	9,953	9,604
- transfer to finance cost		158				158	130	130
- write-back of provision for land premium		692		-		692	571	571
	6,230	**16,402**	**(676)**	**87**	**127**	**15,940**	**13,423**	**12,684**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					1,418	1,418	1418	1,418
Hong Kong Dragon Airlines					43	43	43	43
Aircraft engineering					279	279	279	279
Cargo handling					283	283	283	188
	-	-	-	-	**2,023**	**2,023**	**2,023**	**1,928**
Beverages								
Hong Kong	1,358	152				152	135	121
Taiwan	1,046	92	(3)	1		90	63	52
USA	2,783	262	(12)			250	203	203
Mainland China		(68)		213		145	145	127
Central costs		(30)				(30)	(29)	(29)
	5,187	**408**	**(15)**	**214**	-	**607**	**517**	**474**
Marine Services								
Ship repair, land engineering and harbour towage				30		30	30	30
Container handling				112	156	268	268	268
Ship owning and operating	1,492	413	(24)	86		475	467	467
Sale of an associated company		2,270				2,270	2,270	2,270
	1,492	**2,683**	**(24)**	**228**	**156**	**3,043**	**3,035**	**3,035**
Trading & Industrial								
Car distribution	4,156	245				245	182	182
Shoe and apparel distribution	1,574	137	(3)	2		136	106	106
Waste services				83		83	83	83
Beverage can supply				67		67	67	67
Paint supply				75		75	75	75
Other activities	347		1			1	1	1
Valuation gains on investment properties		6				6	6	6
	6,077	**388**	**(2)**	**227**	-	**613**	**520**	**520**
Head Office	**153**	**(39)**	**135**	-	-	**96**	**116**	**116**
Inter-segment elimination	**(202)**							
Total	**18,937**	**19,842**	**(582)**	**756**	**2,306**	**22,322**	**19,634**	**18,757**

Analysis of Turnover

	Turnover					
	2005			2004		
	External HK$M	Inter-segment HK$M	Total HK$M	External HK$M	Inter-segment HK$M	Total HK$M
Property						
Property investment	4,349	33	4,382	4,034	26	4,060
Property trading	1,339	-	1,339	2,506	-	2,506
Sales of investment properties	509	-	509	766	-	766
Beverages	5,187	-	5,187	4,978	-	4,978
Marine Services	1,492	-	1,492	1,297	-	1,297
Trading & Industrial	6,036	41	6,077	4,704	35	4,739
Head Office	25	128	153	39	122	161
Inter-segment elimination	-	(202)	(202)	-	(183)	(183)
Segment revenue to external customers	18,937	-	18,937	18,324	-	18,324

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(a) Primary reporting format - business segments by division (continued):

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
	Turnover	Operating profit	Net finance charges	Share of profits less losses	Share of profits less losses	Profit before taxation	Profit for the year	Profit attributable to share-holders
Year ended 31st December 2004	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Property								
Property investment	4,060	2,810	(240)	21		2,591	2,251	1,944
Property trading	2,506	838		3		841	566	316
Interest on land premium			(459)			(459)	(379)	(379)
Sales of investment properties	766	245				245	316	316
Hotels				(5)	82	77	77	77
Valuation gains on investment properties from								
- change in fair value		15,620		89	(28)	15,681	12,930	12,112
- transfer to finance cost		500				500	412	412
Write-back of provision for trading properties				299		299	299	299
	7,332	**20,013**	**(699)**	**407**	**54**	**19,775**	**16,472**	**15,097**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					1,923	1,923	1,923	1,923
Hong Kong Dragon Airlines					104	104	104	104
Aircraft engineering					196	196	196	196
Cargo handling					255	255	255	170
	-	-	-	-	**2,478**	**2,478**	**2,478**	**2,393**
Beverages								
Hong Kong	1,358	148				148	132	119
Taiwan	1,029	106	(4)			102	65	50
USA	2,591	231	(10)			221	122	122
Mainland China		(75)		215		140	140	124
Central costs		(30)				(30)	(30)	(30)
	4,978	**380**	**(14)**	**215**	-	**581**	**429**	**385**
Marine Services								
Ship repair, land engineering and harbour towage				50		50	50	50
Container handling				104	261	365	365	365
Ship owning and operating	1,297	308	(8)	33		333	326	326
	1,297	**308**	**(8)**	**187**	**261**	**748**	**741**	**741**
Trading & Industrial								
Car distribution	3,265	147				147	106	106
Shoe and apparel distribution	1,167	96	(1)	9		104	80	80
Waste services				86		86	86	86
Beverage can supply				55		55	55	55
Paint supply				36		36	36	36
Other activities	307	14	3			17	15	15
Valuation gains on investment properties		12				12	10	10
	4,739	**269**	**2**	**186**	-	**457**	**388**	**388**
Head Office								
Expenses	161	(87)	(247)			(334)	(267)	(267)
Valuation gains on investment properties		98				98	81	81
	161	**11**	**(247)**	-	-	**(236)**	**(186)**	**(186)**
Inter-segment elimination	**(183)**							
Total	18,324	20,981	(966)	995	2,793	23,803	20,322	18,818

(a) Primary reporting format - business segments by division (continued):

Analysis of total assets and total liabilities of the group

		Property		Aviation		Beverages		Marine Services		Trading & Industrial		Head Office		Group	
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
		HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Segment assets		88,788	76,697	-	-	3,132	3,105	4,970	4,063	1,812	1,708	614	745	99,316	86,318
Deferred tax assets	(note 1)	119	-	-	-	56	-	-	1	17	14	-	-	192	15
Jointly controlled companies		1,665	1,857	39	39	1,136	1,070	461	537	568	583	-	-	3,869	4,086
Associated companies		862	584	18,392	17,265	-	-	27	592	-	-	-	-	19,281	18,441
Bank deposits & securities	(note 1)	1,072	1,165	-	-	66	49	279	130	245	132	338	117	2,000	1,593
Total assets		92,506	80,303	18,431	17,304	4,390	4,224	5,737	5,323	2,642	2,437	952	862	124,658	110,453
Segment liabilities		2,166	4,386	-	-	1,135	1,034	381	408	806	883	369	256	4,857	6,967
Current and deferred tax liabilities	(note 1)	11,176	8,707	-	-	259	205	16	13	51	59	79	79	11,581	9,063
Borrowings	(note 1)	9,525	9,041	-	-	407	669	1,982	1,485	6	182	(4,472)	(1,522)	7,448	9,855
Total liabilities		22,867	22,134	-	-	1,801	1,908	2,379	1,906	863	1,124	(4,024)	(1,187)	23,886	25,885
Minority interests		5,686	5,759	34	15	209	165	-	-	-	4	-	-	5,929	5,943
Equity attributable to the Company's shareholders		63,953	52,410	18,397	17,289	2,380	2,151	3,358	3,417	1,779	1,309	4,976	2,049	94,843	78,625
Borrowings comprise:															
External borrowings		6	375	-	-	188	328	11	10	41	178	7,202	8,964	7,448	9,855
Inter-segment borrowings	(note 2)	9,519	8,666	-	-	219	341	1,971	1,475	(35)	4	(11,674)	(10,486)	-	-
Total		9,525	9,041	-	-	407	669	1,982	1,485	6	182	(4,472)	(1,522)	7,448	9,855

Notes:

(1) Current and deferred taxation, bank deposits & securities and borrowings are allocated on an actual basis.

(2) Exclude equity loans from head office.

An analysis of capital expenditure and depreciation/amortisation of the group is as follows:

	Capital expenditure *		Depreciation		Amortisation	
	2005	2004	2005	2004 (restated)	2005	2004 (restated)
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Property	626	1,394	29	28	14	22
Beverages	175	173	257	269	19	25
Marine Services	1,044	480	194	178	-	-
Trading & Industrial	45	25	32	33	-	-
Head Office	-	1	3	8	-	-
	1,890	2,073	515	516	33	47

* Capital expenditure comprises additions to property, plant and equipment, investment properties, leasehold land and land use rights and intangible assets

(b) Secondary reporting format - geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2005	2004	2005	2004 (restated)
	HK$M	HK$M	HK$M	HK$M
Hong Kong	7,766	7,518	18,373	19,417
Asia (excluding Hong Kong)	5,758	4,608	366	256
North America	3,921	4,901	690	1,000
Ship owning and operating	1,492	1,297	413	308
	18,937	18,324	19,842	20,981

	Segment assets		Capital expenditure	
	2005	2004 (restated)	2005	2004
	HK$M	HK$M	HK$M	HK$M
Hong Kong	89,448	78,085	638	959
Asia (excluding Hong Kong)	2,800	1,856	119	534
North America	2,098	2,315	89	100
Ship owning and operating	4,970	4,062	1,044	480
	99,316	86,318	1,890	2,073

3. Turnover

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Group	
	2005	2004
	HK$M	HK$M
Gross rental income from investment properties	4,292	3,975
Charter hire income	1,492	1,297
Sales of development properties	1,339	2,506
Sales of investment properties	509	766
Rendering of services	91	108
Sales of goods	11,214	9,672
	18,937	18,324

4. Operating profit

	2005	2004
	HK$M	HK$M
Operating profit has been arrived at after charging:		
Cost of stocks sold	8,056	7,768
Cost of investment properties sold	416	521
Depreciation of property, plant and equipment	515	516
Amortisation of deferred expenditure	21	40
Amortisation of leasehold land and land use rights	2	-
Amortisation of intangible assets	10	7
And after crediting:		
Profit on sale of a subsidiary company	21	-
Profit on sale of shares in jointly controlled and associated companies	2,270	44
Profit on sale of property, plant and equipment	4	36

5. Net finance charges

	Group			
	2005		2004	
	HK$M	HK$M	HK$M	HK$M
Interest charged on:				
Bank loans and overdrafts		72		65
Other loans and bonds:				
Wholly repayable within five years	47		107	
Not wholly repayable within five years	447		426	
		494		533
Land premium		158		500
Other borrowing costs		19		29
Fair value losses on financial instruments:				
Interest rate swap: fair value hedges	5		-	
Interest rate swap: not qualifying as hedges	(42)		-	
		(37)		-
Deferred into properties under development for sale		(16)		(24)
Capitalised on:				
Investment properties	(18)		(102)	
Vessels	(27)		(2)	
		(45)		(104)
		645		999
Interest income on:				
Short-term deposits and bank balances	(16)		(13)	
Other loans	(47)		(20)	
		582		966

The capitalisation rate applied to funds borrowed generally and used for the development of investment properties and properties for sale is between 0.58% and 6.08% per annum (2004: 0.18% and 6.27% per annum)

6. Taxation

	2005 HK$M	2004 HK$M (restated)
The taxation charge comprises:		
The Company and its subsidiary companies		
Hong Kong profits tax	199	190
Overseas taxation	402	491
Over-provision in respect of previous years	(18)	(3)
Deferred taxation	2,105	2,803
	2,688	3,481

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

7. Dividends

	2005 HK$M	2004 HK$M
Interim dividend paid on 4th October 2005 of HK¢60.0 per 'A' share and HK¢12.0 per 'B' share (2004: HK¢58.0 and HK¢11.6)	919	888
Final proposed dividend of HK¢146.0 per 'A' share and HK¢29.2 per 'B' share (2004: HK¢142.0 and HK¢28.4)	2,235	2,174
	3,154	3,062

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2006.

8. Earnings per share

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders of HK$18,757 million (2004: HK$18,818 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the year and 2004.

9. Properties for sale

At 31st December 2005, none of the properties for sale was pledged as security for the group's long-term loans (2004: HK$670 million).

10. Trade and other receivables

	Group	
	2005	2004
	HK$M	HK$M
Trade debtors	1,200	1,040
Amounts due from jointly controlled companies	11	11
Amounts due from associated companies	48	66
Other receivables	1,066	942
	2,325	2,059

The amounts due from jointly controlled and associated companies are unsecured and interest free. The balances are on normal trade credit terms.

The fair values of trade and other receivables are not materially different from their book values.

	Group	
	2005	2004
	HK$M	HK$M
Under three months	1,158	972
Between three and six months	34	49
Over six months	8	19
	1,200	1,040

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of customers, internationally dispersed.

11. Trading and other payables

	Group	
	2005	2004
	HK$M	HK$M
Trade creditors	826	645
Amounts due to intermediate holding company	79	82
Amounts due to jointly controlled companies	5	20
Amounts due to associated companies	41	16
Interest-bearing advances from jointly controlled companies	253	337
Interest-bearing advances from associated companies	150	150
Advances from minority interests	116	116
Other payables	3,079	3,139
	4,549	4,505

The amounts due to intermediate holding, jointly controlled and associated companies and advances from minority interests are unsecured and have no fixed terms of repayment. Apart from certain amounts due to jointly controlled and associated companies which are interest-bearing as specified above, the balances are interest free.

At 31st December 2005, the aged analysis of trade creditors was as follows:

	Group	
	2005	2004
	HK$M	HK$M
Under three months	808	638
Between three and six months	1	-
Over six months	17	7
	826	645

12. Share capital

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 31st December 2005 and 2004	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2005 and 2004	930,375,385	3,003,486,271	558	361	919

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

During the year, the Company did not purchase, sell or redeem any of its shares.

Sources of Finance
At 31st December 2005, committed loan facilities and debt securities' net of other borrowing costs amounted to HK$11,190 million, of which HK$3,966 million (35%) remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,545 million. Sources of funds at the end of 2005 comprised:

	Available HK$M	Drawn HK$M		Undrawn HK$M
Committed facilities				
Perpetual Capital Securities	4,633	4,633		-
Fixed/Floating Rate Notes	1,975	1,975		-
Bank and other loans	4,582	616		3,966
Total committed facilities	11,190	7,224		3,966
Uncommitted facilities	3,769	224	*	3,545

* Include set-off of security deposits against borrowings of HK$43 million.

Interest Cover and Gearing
At 31st December 2005, 82% of the group's gross borrowings were on a fixed rate basis and 18% were on a floating rate basis.

Interest cover for the year ended 31st December 2005 was 34.09 times while cash interest cover, calculated by reference to total interest charges including capitalised interest was 30.86 times. The gearing ratio was 5% at the end of 2005.

Contingencies
At 31st December 2005, the group has given guarantees on behalf of jointly controlled and associated companies and third parties in respect of bank loans and other liabilities of up to HK$1,378 million (2004: HK$1,425 million).

Staff
The group employs some 63,500 staff.

Post Balance Sheet Event
On 3rd March 2006, Swire Properties completed the acquisition of CITIC Pacific's 50% interest in Festival Walk for a consideration of HK$6,123 million.

Corporate Governance
The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the annual report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the annual report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

The annual results have been reviewed by the audit committee of the Company.

Annual Report

The 2005 annual report containing all the information required by the Listing Rules will be published on the Stock Exchange's website and the Company's website www.swirepacific.com. Printed copies will be sent to shareholders on 12th April 2006.

Book Close Dates

The Registers of Members of the Company will be closed from 8th May 2006 to 11th May 2006, both dates inclusive.

List of Directors

As at the date of this announcement, the Directors of the Company are:
Executive Directors: C D Pratt, P N L Chen, M Cubbon, D Ho, K G Kerr
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen, Sir Adrian Swire
Independent Non-Executive Directors: V H C Cheng, C K M Kwok, C Lee, M C C Sze, M M T Yang

Chairman's Statement

The attributable profit for Swire Pacific in 2005 was HK$18,757 million. This compares to profits of HK$18,818 million prepared on a comparable basis for 2004. These results reflect the adoption of new Hong Kong Financial Reporting Standards effective from 1st January 2005. Underlying attributable profits, which adjust for the impact of adopting Hong Kong Accounting Standard 40 and Interpretation 21 on investment properties and income taxes respectively, amounted to HK$8,742 million, 33.7% up on the corresponding figure of HK$6,538 million in 2004. This strong growth included significant non-recurring capital profits on the sale of the group's Hong Kong port interests and residential apartments. Profits from the Aviation Division saw a modest decline with good traffic growth unable to offset the significant rise in fuel costs. Other divisions performed well with the Property Division benefiting from positive rental reversions.

Dividends

Directors have recommended a final dividend of HK¢146.0 per 'A' share and HK¢29.2 per 'B' share, which together with interim dividends paid in October 2005, represents total dividends of HK¢206.0 per 'A' share and HK¢41.2 per 'B' share.

Scope of Activities

During the year it was decided to commence construction of One Island East, an office building of approximately 1,520,000 square ft., and a 350-room hotel to be known as Hotel Cityplaza, also in Island East. Both projects are scheduled for completion in 2008. With the opening of the Taikoo Hui mixed-use property in Guangzhou in early 2009, Swire Properties will then have a high-grade investment property portfolio of over 19 million square feet.

Cathay Pacific has continued to take advantage of robust traffic demand with many additional frequencies to existing destinations. This increase to the depth of the existing network has strengthened the Hong Kong hub and Cathay Pacific's competitiveness in a rapidly expanding market.

Rising demand for airframe and engine maintenance led to strong earnings growth at HAECO.

In spite of further rises in raw material prices, the Beverages Division enjoyed improved profits with better pricing in the USA augmented by robust volume growth in China.

A gradual increase in charter rates over the course of the year and high vessel utilisation led to a record profit for Swire Pacific Offshore in 2005. Profits were further lifted by the sale of a production rig early in the year.

The group's 17.6% interest in Modern Terminals Limited was sold in August realising an attributable profit of HK$2,270 million. Shekou Container Terminals saw modest throughput and earnings growth and has recently introduced additional capacity.

Record sales of motor vehicles in Taiwan and sports apparel in Hong Kong and China coupled with improved returns from industrial associates on the mainland boosted earnings growth by 34% from the Trading & Industrial Division in 2005.

Finance

Good cash flows from operations, asset realisations and dividends totalling HK$11,347 million resulted in net debt and gearing falling to HK$5,448 million and 5% respectively.

Long term credit ratings at the year end stood at A3 from Moody's and A- from both Fitch and Standard & Poor's.

Corporate Governance
A commitment to good corporate governance and the highest standards of business integrity is central to our management philosophy. The key principles and values to which we aim to adhere, and the various measures by which the interests of shareholders and other stakeholders are safeguarded, are set out in the annual report.

Corporate Social Responsibility
For more than a century, the group has engaged closely with the communities where it operates. It has done this through community relations initiatives, philanthropy, health and safety programmes, sustained investment in staff development and human resources, and an increasingly sophisticated approach towards sustainability and environmental protection that meets or exceeds best practice. Highlights of the group's CSR developments in 2005 are set out in the annual report.

Prospects
Growing consumer confidence and trade across the region should underpin continued strong economic growth both in Hong Kong and on the mainland. A steady increase in investment in the group's property, aviation, marine and beverage operations over the last 18 months places the group in a good position to benefit from this positive economic outlook.

Good progress has been made on the design and construction of the Taikoo Hui development in Guangzhou. With offices now established in Shanghai and Beijing, Swire Properties is actively seeking additional investment opportunities on the mainland.

The recently placed order for 16 long haul and three regional aircraft together with purchase rights for a further 20 long haul aircraft will allow Cathay Pacific to expand its regional and long haul network. Passenger traffic and cargo volumes are expected to continue to grow strongly. The high price of fuel is expected to keep margins under pressure.

Volume growth facilitated by recent investments in distribution equipment will help offset the effect on margins of high material costs for Swire Beverages.

The delivery of twelve new vessels over the next 15 months will allow Swire Pacific Offshore to take advantage of growing exploration demand for oil and gas.

The Trading & Industrial Division anticipates more modest growth in 2006 after three consecutive years of significant earnings growth to 2005. Mainland China will remain the key focus with a significant broadening of distribution capacity in sports apparel and manufactured products.

We remain confident of the underlying strength of our core businesses and of the economies in which they operate. The group has committed to a marked increase in new investment over the next few years and expects this to grow with a number of new projects under consideration.

The results achieved in 2005 reflect extremely well on staff across the group and I take this opportunity to thank them for their hard work and commitment throughout the year.

Christopher D Pratt
Chairman
Hong Kong, 9th March 2006

For further information, please contact:
Mrs. Maisie Shun Wah (852) 2840 8097